FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”) Suite 2300 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

March 2, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 2, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the commencement of an exploration program on the Deborah Gold Property in prospective northern Peru’s copper-gold porphyry belt as well as management changes and an update on the previously announced private placement.

Item 5.	Full Description of Material Change

The Issuer reports they are currently conducting the initial exploration program at the recently acquired Deborah Property (“Deborah”), in Cajamarca Region, Peru. The Issuer entered into an option agreement in September 2011 to acquire a 100% interest in the property, which is nestled between several major ore deposits including Anglo American’s Michiquillay Copper-Gold Porphyry, located 6 kilometres to the southwest (631MT of 0.69% copper, 0.15 g/t gold, and 0.02% moly) and China Minmetals and Jiangxi Copper Corp’s El Galeno Copper-Gold Porphyry, located 6 kilometres to the north (661MT of 0.50% copper, 0.12 g/t gold; Figure 1). The focus at Deborah will be to discover similar bulk-mineable, gold-silver-copper mineralization, though at present it is not known if similar results will be obtained from the property.

Deborah is located only 1.5 hours east of the city of Cajamarca, with good access via paved and dirt roads. While little of the historic surface or drill hole data are available, the initial work underway is focussed on a large area not tested by drilling and with only limited surface samples. Reconnaissance mapping at 1:5000 scale over the last couple weeks has led to a good understanding of the geology and outlined widespread iron-oxide mineralization. Close-spaced soil and rock chip sampling of a core area covering 120 Ha is targeting disseminated gold and/or silver mineralization hosted by gossanous- weathering quartzite and siltstone (Figures 2 to 4). These rocks lie east and north of areas of historic drilling, where narrow breccia bodies within massive quartzite were targeted. Trenches and pits will be dug in areas of talus overburden and any bedrock will be sampled. Maps and images are available at www.doratoresources.com; see September 23, 2011 News Release for additional information.

Further, the Issuer wishes to advise the following management changes. Carlos Ballon, a current director of the Issuer, will be replacing Anton Drescher as President and CEO. Mr. Ballon is a graduate of Colorado School of Mines and a very experienced mining engineer who managed the Santander mine in Peru from 1985 to 1993. More recently, he was vice-president, South America, for Corriente Resources Ltd. and a director of Thiess South America (Australia’s largest contract miner) where he managed major engineering works in Peru. Mr. Ballon is currently manager, South America, for Cardero Resource Corp., a mineral exploration Issuer listed on the Toronto Stock Exchange and the NYSE Amex and a director of Stonehouse Construction, a private international multi-disciplined project delivery Issuer, headquartered in Kuala Lumpur, focusing on projects in Malaysia and Kazakhstan. Anton Drescher will remain as a director and be replacing Anna Ladd as the Issuer’s CFO. The Issuer wishes to thank Ms. Ladd for all her efforts.

The Issuer is continuing its efforts to complete the non-brokered financing as announced on November 17th, 2011

Qualified Person

John Drobe, P.Geo., the Issuer’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release. Mr. Drobe is not independent of the Issuer as he is an officer and a shareholder.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Anton (Tony) Drescher
Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

March 2, 2012